October 10, 2007
Mr. Ryan Milne
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:	SEC Comment Letter dated September 26, 2007, in respect of:
Form 10-K Fiscal Year ended December 31, 2006
Filed March 2, 2007
File No. 001-11887
Dear Mr. Milne:
The following responses are provided in connection with the above referenced comment letter.
Canyon Resources Corporation (the “Company”) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any further questions.

Sincerely, CANYON RESOURCES CORPORATION
/s/ David P. Suleski
David P. Suleski
Vice President & CFO

cc:	Shannon Burkirk, Division of Corporate Finance
Richard Mattera, Hogan & Hartson L.L.P.